FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 22nd, 2016

1.         DATE, TIME AND PLACE: On March 22nd, 2016, at 09:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call to order was waived pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All of the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques.

4.         AGENDA: (i) Analysis and deliberation for the election of the new executive secretary of the Board of Directors; (ii) Analysis and deliberation of the proposal (A) for the allocation of the results for the year ended December 31, 2015, including the capital budget for the year 2016; and (B) of the investment plan for the year 2016, as well as its submission to resolution by the General Meeting of the Shareholders; (iii) Analysis and deliberation of the management’s proposal for the issuance of shares under the Company’s stock option program and the capital increase related therewith; (iv) Analysis and deliberation on the management’s proposal regarding the overall compensation to be paid to the Company's management for 2016, to be subjected to the approval of the Shareholders’ General Meeting; (v) Analysis and examination of candidates to be elected to the Board of Directors for the term of two years; (vi) Analysis and deliberation of the proposal for the election of the members of the Executive Board for a term ending at the first meeting of the Board of Directors after the Annual Shareholder’s General Meeting that will approve the management accounts related to the fiscal year of 2017; (vii) Analysis and deliberation, from the perspective of the Policy for Transactions with Related Parties, regarding the execution of General Conditions for the Provision of Guarantee, to be executed between the Company and Cnova Comércio Eletrônico S.A.; (viii) Analysis and deliberation on the management proposal for the subsidy of deliberation of the shareholders at the Annual and Extraordinary General Shareholders Meeting, in accordance with the applicable law, including the management's proposal for (A) allocation of results of the fiscal year ended in December 31st, 2015, (B) investment plan referred to the year of 2015, as well as analysis and deliberation on the limit value to be allocated to the referred plan for the  fiscal year, for approval by the 2016 General Shareholders Meeting of the Company, and (C) compensation of the managers and of the Fiscal Council, as applicable, as well as items 10, 12.5 to 12.10 and 13 of the Company's Reference Form; and (ix) Analysis and deliberation on the notice of the Company’s Annual and General Shareholders Meeting, to be held on April 27th, 2016.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members of the Board of Directors examined the items comprised in the Agenda and decided as following:

5.1.      Analysis and deliberation for the election of the new executive secretary to the Board of Directors: after discussions, Messrs. Members of the Board decided to elect Mrs. Ana Paula Tarossi Silva as the Executive Secretary of the Board and its advisory committees. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.2.      Analysis and deliberation of the proposal (A) for the allocation of the results for the year ended December 31, 2015, including the capital budget for the year 2016; and (B) of the investment plan for the year 2016, as well as its submission to resolution by the General Meeting of the Shareholders: after discussions, Messrs Members of the Board decided, by unanimous vote and without any reservations, to approve management's proposal, to be submitted to the Shareholders' General Meeting: (a) allocation of the Company's net profit in the financial year ended on December 31st, 2015, in the amount of R$ 251,024,319.23, as follows: (a.1) R$ 12,551,215.96 for the legal reserve account, under the terms of Article 193 of Law 6.404/1976; (a.2) R$ 119,236,551.64 for the distribution of dividends, being R$ 0.015073 per preferred share and R$ 0.013703 per common share, of which have already been paid R$ 115,371,548.34, as anticipated dividends, an amount which is now ratified by the Members of the Board of Directors, remaining a balance of R$ 3,865,003.30 to be paid up to 60 days from the date of the General Shareholders Meeting that deliberates about the topic, as approved in the Board of Directors’ meeting held on February 24th, 2016; (a.3) R$ 107,312,896.47 for the Expansion Reserve account; and (a.4) R$ 11,923,655.16 destined to the capital budget for the fiscal year of 2016, in order to respond to the investment plan; (b) Investment Plan for Multivarejo, GPA Malls and Assaí for the 2016 fiscal year on the amount of R$ 927,378,997.45, to be divided between (i) opening shops, estate acquisition and conversion of stores; (ii) refurbishment of stores; and (iii) IT infrastructure, logistics and others. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.3.      Analysis and deliberation of the management’s proposal for the issuance of shares under the Company’s stock option program and the capital increase related therewith: the members of the Board of Directors discussed (i) the Company Stock Option Plan approved at the Special General Meeting held on December 20th, 2006 (the “Previous Plan”); (ii) the Company Stock Option Plan approved at the Special General Meeting held on May 09th, 2014, and amended at the Annual and Special Meeting held on April 24th, 2015 (the “Stock Option Plan”); and (iii) The Company Stock Option Compensation Plan approved at the Special General Meeting held on May 09th, 2014, and amended at the Annual and Special Meeting held on April 24th, 2015 (the “Compensation Plan”), and resolved to:

5.3.1.   As a consequence of the exercise of options pertaining to Series A6 Silver and Gold and Series A7 Silver and Gold of the Previous Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as set forth in Section 6 of the Bylaws, the capital increase of the Company in the amount of R$ 105,148.26 (one hundred five thousand one hundred forty-eight Reais and twenty-six cents), by issuance of 2,872 (two thousand eight-hundred seventy-two) preferred shares, whereas:

(i) 608 (six hundred and eight) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 6.08 (six Reais and eight cents), relating to the exercise of Series A6 Gold;

(ii) 599 (five-hundred ninety-nine) preferred shares, at the issuance price of R$ 64.13 (sixty-four Reais thirteen cents) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 38,413.87 (thirty-eight thousand four-hundred thirteen Reais and eighty-seven cents)  relating to the exercise of Series A6 Silver;

(iii) 831 (eight-hundred thirty-one) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 8.31 (eight Reais thirty-one cents), relating to the exercise of Series A7 Gold; and

(iv) 834 (eight-hundred thirty-four) preferred shares, at the issuance price of R$ 80.00 (eighty Reais) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 66,720.00 (sixty-six hundred seven-hundred twenty Reais), relating to the exercise of Series A7 Silver;

5.3.2.   Pursuant to the Company Bylaws, the preferred shares hereby issued shall have the same characteristics and conditions, and will enjoy the same rights and advantages of the preferred shares which are already in existence.

5.3.3.   Thus, the Company’s capital stock shall change from the current R$ 6,806,369,788.69 (six billion eight hundred six million three hundred sixty-nine thousand seven hundred eighty-eight Reais and sixty-nine cents) to R$ 6,806,474,936.95 (six billion eight-hundred six million four hundred seventy-four thousand nine thirty-six Reais ninety five cents), fully subscribed and paid for, divided into 265,711,970 (two-hundred sixty-five million seven-hundred eleven thousand nine-hundred seventy) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are  common shares and 166,032,119 (one-hundred sixty-six million thirty-two thousand one-hundred nineteen) of which are preferred shares. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.4.      Analysis and deliberation on the management’s proposal regarding the overall compensation to be paid to the Company's management for 2016, to be subjected to the approval of the Shareholders’ General Meeting: Messrs. Members of the Board, unanimously and without reservations, according with the recommendation of the Human Resources and Compensation Committee, decided to approve the management proposal regarding the overall compensation for the fiscal year of 2016 to be paid to the Board of Executive Officers, Board of Directors and Fiscal Council, if installed, to be submitted to the Annual and Extraordinary General Shareholders Meeting of the Company, in the amount of R$ 77,474,473.00, to be divided among: (a) the Board of Directors and advisory committees, in an amount up to R$ 5,370,987.00, (b) the Board of Executive Officers in an amount up to R$ 71,419,486.00, and (c) the Fiscal Council, in an amount up to R$ 684,000.00. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.5.      Analysis and examination of candidates to be elected to the Board of Directors for the term of two years: it were analyzed the candidates to be elected to the Company’s Board of Directors by the Annual and General Shareholders Meeting, to be held on April 27th, 2016. After discussions amongst Messrs. Members of the Board of Directors, and having no resolution to be taken, Mr. Chairman thanked the report made and moved on to the next item in the Agenda;

5.6.      Analysis and deliberation of the proposal for the election of the members of the Executive Board for a term ending at the first meeting of the Board of Directors after the Annual Shareholder’s General Meeting that will approve the management accounts related to the fiscal year of 2017: after discussion, and in accordance with the recommendation of the Human Resources and Compensation Committee, Messrs. Members of the Board decided, unanimously and without any restrictions, for a term of 02 years, ending at the first meeting of the Board of Directors to be held after the Annual Shareholder’s General Meeting that  will approve the accounts related to the fiscal year of 2017: (a) re-elect the current members of the Executive Board, namely: (i) Chief Executive Officer: Ronaldo Iabrudi dos Santos Pereira, Brazilian, married, psychologist, bearer of identity card RG No. MG-238631 SSP/MG and enrolled with the CPF/MF under No. 223.184.456-72; (ii) Chief Financial Officer: Christophe Jose Hidalgo, French, married, accountant, bearer of identity card RNE No. V194572-X and enrolled with the CPF/MF under No. 214.455.098-06; (iii) Vice President of People: Antonio Sergio Salvador dos Santos, Brazilian, divorced, in commerce, bearer of identity card RG No. 07217895-7 SSP/RJ and enrolled with the CPF/MF under No. 888.750.677 -91; (v) Investor Relations Officer: Daniela Sabbag Papa, Brazilian, married, business administrator, bearer of identity card RG No. 23508281-8 SSP/SP, enrolled with the CPF/MF under No. 262.945.628- 56; (vi) Officer of Wholesale Business: Belmiro de Figueiredo Gomes, Brazilian, divorced, in commerce, bearer of identity card RG No. 52699074-0 SSP/SP and enrolled with the CPF/MF under No. 805.421.589-49 ; (b) appoint, for the position of (vii) Vice President of Multivarejo Business, Mr. Luis Emilio Moreno Sanchez, Spanish, widower, business administrator, bearer of the passport No. # XDC112700. Mr. Luis Emilio Moreno Sanchez will take office by signing the Instrument of Investiture registered in the Company's records and only after obtaining the foreign work permit issued by the Ministry of Labor and Employment - MTE; and (c) to elect, for the position of (viii) Executive Officer, Mr. Marcos Baruki Samaha, Brazilian, married, psychologist specialized in Business Administration, bearer of Identity Card RG No. 15993025, registered with the CPF/MF under No. 272.351.878-59; all residents in the city and state of São Paulo, with offices at Avenida Brigadeiro Luis Antonio, No. 3142.

5.6.1. The Officers elected herein declare, under penalty of law, they are not involved in any crimes provided for in the law that would prevent them from performing business activities, being aware of Article 147 of Law 6,404 / 76. The Officers shall be invested in office upon signing the respective term, drawn up in the proper book.

5.6.2. Mrs. Ana Paula Tarossi presented the proposed indication of the Officers who may represent the Company before third parties, Messrs. Board members discussed the submitted proposal and resolved, unanimously and without reservations:

5.6.2.1. Under paragraph 2 of Article 29 of the Company's Bylaws, indicate the Officers: (i) Ronaldo Iabrudi dos Santos Pereira, (ii) Christophe José Hidalgo and (iii) Antonio Sergio Salvador dos Santos, jointly three (3), being one the Chief Executive Officer, to represent the Company in acts implying the acquisition, encumbrance or disposal of assets, including real estate, as well as the granting of powers of attorney for such practices.

5.6.2.2. Under paragraph 3, 'b' of Article 29 of the Company's Bylaws, indicate the Officers: (i) Ronaldo Iabrudi dos Santos Pereira, (ii) Christophe José Hidalgo, (iii) Antonio Sergio Salvador dos Santos, (iv) Daniela Sabbag Papa, and (v) Belmiro Figueiredo Gomes, together with an attorney, to represent the Company in acts of management. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.7.      Analysis and deliberation, from the perspective of the Policy for Transactions with Related Parties, regarding the execution of the Guarantee Framework Agreement with general conditions for the provision of guarantee, to be executed between the Company and Cnova Comércio Eletrônico S.A.: a presentation was made by Mr. Marcelo Acerbi and considering the favorable recommendation of the Audit Committee, Messrs. Members of the Board of Directors decided to approve the transaction with Related Parties referred above, requesting the Company’s management to proceed with the execution of such agreement. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.8.      Analysis and deliberation on the management proposal for the subsidy of deliberation of the shareholders at the Annual and Extraordinary General Shareholders Meeting, in accordance with the applicable law, including the management's proposal for (A) allocation of results of the fiscal year ended in December 31st, 2015, (B) investment plan referred to the year of 2015, as well as analysis and deliberation on the limit value to be allocated to the referred plan for the  fiscal year, for approval by the 2016 General Shareholders Meeting of the Company, and (C) compensation of the managers and Fiscal Council, as applicable, as well as items 10, 12.5 to 12.10 and 13 of the Company's Reference Form: Messrs. Members of the Board of Directors, unanimously and without reservations, decided to approve the management proposal for the subsidy of the deliberation of the shareholders at the Company’s Annual and General Shareholders Meeting, to be held on April 27th, 2016. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.9.      Analysis and deliberation on the notice of the Company’s Annual and General Shareholders Meeting, to be held on April 27th, 2016: Messrs. Members of the Board of Directors, unanimously and without reservations, decided to approve the notice of the Company’s Annual and General Shareholders Meeting, to be held on April 27th, 2016. After the deliberation, Mr. Chairman thanked the presentation made.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, March 22nd, 2016. Signatures: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques.

I certify, for due purposes, that this is an extract of the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 23, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.